FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, BC, V6E 4A2

Phone:  604-683-6332 / Fax: 604-408-7499

Item 2.	Date of Material Change

May 20, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 20, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer receives proceeds of $23,114,288 from warrant/broker option exercises and, grants incentive stock options.

Item 5.	Full Description of Material Change

The Issuer reports that it has received a total of CAD 23,114,288 from the exercise of 7,753,385 warrants, broker options and broker warrants that expired May 9, 2009.  Current funds in the treasury (less current liabilities) now exceed CAD 32.8 million, providing the Issuer with sufficient funds for the next two years, including its planned Livengood project development program.  This program is designed to outline a plus 15 million ounce gold resource and advance the Livengood project toward production.

The Issuer has spent approximately USD 4.5 million so far in 2009 with USD 8.0 million planned for the second half of the year, to complete a total of 45,000 metres of reverse circulation and core drilling.  The 2009 summer program, scheduled to begin in approximately 10 days, will utilize three reverse circulation (RC) drill rigs and one deep hole core (diamond drill) rig to complete approximately 35,000 metres of drilling. The RC drills will focus on expanding the near-surface deposit and testing new district-wide exploration targets.  The core drilling will focus on expanding the high-grade feeder zones at depth and assessing the significant growth potential of the large percentage of RC drill holes that ended in mineralization.

Project exploration to date at Livengood has added gold ounces for an average cost of approximately USD 3.00 per ounce.  As of the end of 2008, the Issuer has drill tested approximately 2.5 square kilometres of the 12 square kilometre Main Gold Anomaly and it anticipates that the expanded 2009 drill program will double that area.  The Issuer anticipates releasing an updated N.I. 43-101 resource estimate for the Livengood project in late June 2009, and an initial Preliminary Economic Assessment (PEA) in July of 2009.

Grant of Incentive Stock Options

The Issuer also announces that, pursuant to its 2006 Incentive Stock Option Plan, it has granted incentive stock options to directors, officers, employees and consultants of the Issuer and its affiliates, to purchase up to an aggregate of 965,000 common shares in the capital stock of the Issuer.  The options are exercisable on or before May 20, 2011 at a price of CAD 3.15 per share.

Livengood Project Background

The Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved all-weather Elliot Highway and the Trans Alaska Pipeline Corridor; and approximately 55 kilometres north of the Alaska State power grid and along the proposed Alaska natural gas pipeline route.  The Issuer controls 100% of its 44 square kilometre Livengood land package that is primarily comprised of leased fee land from the Alaska Mental Health Trust and a number of smaller private mineral leases.  The thick, shallowly dipping, outcropping gold deposit at Livengood has a favourable geometry for a low strip, bulk tonnage mining operation.  Initial metallurgical data indicates the deposit is potentially amenable to some type of combined milling and heap leach system of gold recovery.

The Issuer and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2008 drilling program marked the first grid drilling resource definition campaign for the project and is only the initial step in what the Issuer envisions as a major exploration program to define what it anticipates is one of the world’s larger new gold deposits.

Resource Estimate at Year-end 2008 (N.I. 43-101 Compliant)

The most recent resource estimate for the Livengood Project (announced January 28, 2009) incorporates all of the 2008 drilling and trenching (a total of 172 core and reverse circulation holes and 11 trenches totalling over 41,063 metres).  The most recent indicated gold resource is 128.6 M/t at an average grade of 0.83 g/t (3.41M ounces gold) and inferred resource of 142.1 M/t at an average grade of 0.74 g/t (3.39M ounces gold), based on a cut off grade of 0.50 g/t gold.  This estimate represents a 70% increase in the gold resource from the previous estimate (as at September 27, 2008) reported on October 29, 2008 (NR08-22).

The expansion of the deposit during 2008 incorporates the discovery of the larger and higher grade Core Zone area in the Money Knob target.  The Core Zone area has an estimated indicated gold resource of 68.8 M/t at an average grade of 1.03 g/t gold (2.28M ounces) and an estimated inferred gold resource of 65.2 M/t at an average grade of 0.93 g/t gold (1.95M ounces) based on a cut off grade of 0.70 g/t gold.

A 3D image of the most recently released Livengood drill information can be viewed at: http://www.corebox.net/properties/livengood/.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the expansion of the estimated resources at Livengood, the discovery and delineation of additional mineral deposits/resources at the Livengood project, the timing for the completion of an updated resource estimate and for a Preliminary Economic Assessment of the Livengood Project, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, risks associated with fluctuations in metal prices, currency fluctuations, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and its annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding Reference to Resources and Reserves

National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

May 22, 2009